September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Processa Pharmaceuticals, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended (File No. 333-235511)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Registrant’s proposed public offering of up to $20,892,625 of shares of common stock, par value $0.0001 per share, we hereby join the Registrant’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on September 24, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act of 1933, as amended, we wish to advise you that we have effected the distribution of approximately 400 copies of the Registrant’s Preliminary Prospectus, dated September 16, 2020, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed public offering.

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Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC
As Representative of the several Underwriters

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel
Title:	Head of Investment Banking

BENCHMARK COMPANY, LLC
As Representative of the several Underwriters

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

Signature Page to Acceleration Request